Exhibit 99.1

Cenovus completes transaction to purchase rail terminal

Facility ownership strengthens market access

Calgary, Alberta (August 31, 2015) — Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) has closed its previously announced purchase of Canexus Corporation’s North American Terminal Operations (NATO), a crude-by-rail trans-loading facility in central Alberta. The acquisition is part of Cenovus’s strategy to build a strong portfolio of transportation options to help maximize market access and capture global prices for its oil.

The company is also pleased to announce it has contracted Savage to work with Cenovus’s on-site management team in the day-to-day operations of the renamed Bruderheim Energy Terminal. Savage is a leading provider of rail transportation and terminal operations in the U.S. and Canada.

Located approximately 50 kilometres northeast of Edmonton in Bruderheim, Alberta, the terminal has strategic value for Cenovus due to its connections to the Cold Lake and Access crude oil pipeline systems as well as its links to the Canadian Pacific and Canadian National rail lines. Cenovus, which began moving its oil through the facility in 2014, currently transports crude oil production volumes from its Foster Creek steam-assisted gravity drainage (SAGD) operation to Bruderheim on the Cold Lake pipeline. There is potential to expand the acquired facility at a relatively low capital cost. Additionally, there is undeveloped land included in the transaction that provides significant potential as Cenovus evaluates a number of possible value-added projects.

ADVISORY

FORWARD-LOOKING INFORMATION

This document contains certain forward-looking statements and other information (collectively “forward-looking information”) about Cenovus’s current expectations, estimates and projections, made in light of the company’s experience and perception of historical trends. Forward-looking information in this document is identified by words such as “expect”, “potential”, “possible”, “strategy” or similar expressions and includes suggestions of future outcomes, including statements about Cenovus’s strategy, including the role of the acquisition and rail transportation in such strategy; the potential impact of the acquisition; potential for terminal expansion; Cenovus’s plans and expectations regarding operation and management of the facility; and possible projects in relation to undeveloped land included in the transaction. Readers are cautioned not to place undue reliance on forward-looking information as the company’s actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include: assumptions disclosed in Cenovus’s current guidance, available at cenovus.com; and other risks and uncertainties described from time to time in the filings Cenovus makes with securities regulatory authorities.

The risk factors and uncertainties that could cause Cenovus’s actual results to differ materially include: the risk factors and uncertainties identified in Cenovus’s Second Quarter Report, which remain accurate as of the date of this release. For a full discussion of Cenovus’s material risk factors, see “Risk Factors” in Cenovus’s most recent Annual Information Form/Form 40-F, “Risk Management” in Cenovus’s current and annual Management’s Discussion and Analysis (MD&A) and risk factors described in other documents Cenovus files from time to time with securities regulatory authorities, all of which are available on SEDAR at sedar.com and EDGAR at sec.gov.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta which use specialized methods to drill and pump the oil to the surface and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE and are listed on the Toronto and New York stock exchanges. The company’s enterprise value is approximately $20 billion. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

Investor Relations

Kam Sandhar

Director, Investor Relations

403-766-5883

Graham Ingram

Manager, Investor Relations

403-766-2849

Anna Kozicky

Senior Analyst, Investor Relations

403-766-4277

Steve Murray

Senior Analyst, Investor Relations

403-766-3382

Media Reg Curren Senior Media Advisor 403-766-2004 Media Relations general line 403-766-7751